UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on October 15, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: October 15, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 15, 2012
URL: http://www.komatsu.com/

Re: Statement Concerning Newspaper Report Dated October 13

On October 13 (Saturday), one newspaper carried an article concerning a projection of our business results. The concerned article is not based on any official announcements made by Komatsu.

On October 30 (Tuesday), we are planning to release our business results for the second quarter (April 1-September 30, 2012) of the fiscal year ending March 31, 2013 (U.S. GAAP).

(end)

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